FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

5 May 2023
(Hong Kong Stock Code: 5)

HSBC Holdings plc

Poll results of 2023 Annual General Meeting
and
Changes to Board and Committee Composition

1. Poll Results

Following its Annual General Meeting ("AGM") held today, HSBC Holdings plc (the "Company") announces the results of the poll vote for each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 7, 10 and 13 were passed as ordinary resolutions and resolutions 8, 9, 11, 12, 14 and 15 were passed as special resolutions.

In line with the Board's recommendation, the shareholder-requisitioned resolutions 16, 17 and 18 failed.

The table below shows the votes cast on each resolution.

The Board notes that over 20% of votes cast were against the Board's recommendations in respect of resolutions 2, 3(l), 6, 7, 14 and 15.

In this context, it should be noted that the largest shareholder, Ping An, voted against the Board's recommendations on these resolutions and a number of others. Ping An's votes account for approximately 18-19% of all votes cast at the AGM based on a turnout of around 50%. This turnout is consistent with prior years.

The Board is pleased that a large majority of shareholders voting at the AGM supported HSBC's strategy. The Board and the management team remain focused on executing the strategy and continuing to deliver shareholder value, as demonstrated by the Group's recent Q1 results.

The Board will continue to engage with shareholders in respect of resolutions 2, 3(l), 6, 7, 14 and 15 to ensure their views are understood. In accordance with provision 4 of the UK Corporate Governance Code, the Board will provide an update on this engagement within 6 months of the AGM, as well as a final summary in the Company's 2023 Annual Report.

Mark Tucker, HSBC Group Chairman, said, "I'm delighted that the large majority of HSBC's shareholders have voted overwhelmingly to support the bank's strategy and draw a line under the debate on the structure of the bank. The Board, HSBC colleagues and our shareholders can now move forward with the shared objective of focusing on our customers, driving stronger performance, and creating more value for our investors."

Votes cast on each resolution

	VOTESFOR	% OF VOTES CAST	VOTESAGAINST	% OF VOTES CAST	VOTESTOTAL	% OF ISC VOTED*	VOTESWITHHELD
1. To receive the Annual Report and Accounts 2022	10,233,064,011	99.75	26,084,776	0.25	10,259,148,787	51.35%	120,976,684
2. To approve the Directors' Remuneration Report	8,251,001,243	79.75	2,094,952,768	20.25	10,345,954,011	51.78%	32,990,533
3. (a) To elect Geraldine Buckingham as a Director	10,322,621,950	99.77	23,841,406	0.23	10,346,463,356	51.79%	33,811,091
3. (b) To elect Georges Elhedery as a Director	10,317,243,440	99.71	29,645,546	0.29	10,346,888,986	51.79%	33,085,717
3. (c) To elect Kalpana Morparia as a Director	10,068,760,143	97.57	251,199,068	2.43	10,319,959,211	51.65%	60,207,803
3. (d) To re-elect Rachel Duan as a Director	10,296,244,867	99.51	50,482,196	0.49	10,346,727,063	51.79%	33,441,275
3. (e) To re-elect Dame Carolyn Fairbairn as a Director	10,243,188,642	99.00	103,135,679	1.00	10,346,324,321	51.79%	33,805,851
3. (f) To re-elect James Forese as a Director	10,320,308,024	99.75	25,924,066	0.25	10,346,232,090	51.79%	33,723,999
3. (g) To re-elect Steven Guggenheimer as a Director	10,295,627,028	99.51	50,646,471	0.49	10,346,273,499	51.79%	33,716,654
3. (h) To re-elect Dr José Antonio Meade Kuribreña as a Director	10,323,137,881	99.78	23,268,007	0.22	10,346,405,888	51.79%	33,495,971
3. (i) To re-elect Eileen Murray as a Director	10,296,576,893	99.52	49,837,914	0.48	10,346,414,807	51.79%	33,438,124
3. (j) To re-elect David Nish as a Director	10,312,988,379	99.68	33,291,993	0.32	10,346,280,372	51.79%	33,378,033
3. (k) To re-elect Noel Quinn as a Director	8,353,076,156	80.72	1,995,697,166	19.28	10,348,773,322	51.80%	31,016,338
3. (l) To re-elect Mark E Tucker as a Director	8,254,853,196	79.77	2,093,442,464	20.23	10,348,295,660	51.80%	31,202,120
4. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	10,260,407,546	99.11	91,855,105	0.89	10,352,262,651	51.82%	27,591,360
5. To authorise the Group Audit Committee to determine the remuneration of the Auditor	10,325,937,070	99.76	24,936,324	0.24	10,350,873,394	51.81%	29,054,393
6. To authorise the Company to make political donations	8,213,557,645	79.96	2,058,994,772	20.04	10,272,552,417	51.42%	107,281,878
7. To authorise the Directors to allot shares	8,097,079,990	78.23	2,252,699,705	21.77	10,349,779,695	51.80%	30,073,594
8. To disapply pre-emption rights (special resolution)	8,431,876,147	81.52	1,910,866,604	18.48	10,342,742,751	51.77%	36,906,366
9. To further disapply pre-emption rights for acquisitions (special resolution)	8,333,746,174	80.57	2,009,297,269	19.43	10,343,043,443	51.77%	36,635,153
10. To authorise the Directors to allot any repurchased shares	8,310,408,680	80.31	2,037,526,674	19.69	10,347,935,354	51.79%	31,741,719
11. To authorise the Company to purchase its own ordinary shares (special resolution)	10,246,142,306	98.99	104,600,696	1.01	10,350,743,002	51.81%	28,948,464
12. To approve the form of share repurchase contract (special resolution)	10,250,057,120	99.06	96,964,488	0.94	10,347,021,608	51.79%	32,555,084
13. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	8,357,283,619	80.78	1,987,978,980	19.22	10,345,262,599	51.78%	34,354,644
14. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities (special resolution)	8,244,663,916	79.71	2,098,793,894	20.29	10,343,457,810	51.77%	36,022,719
15. To call general meetings (other than an AGM) on 14 clear days' notice (special resolution)	7,937,949,564	76.70	2,411,828,197	23.30	10,349,777,761	51.80%	29,210,963
16. Shareholder requisitioned resolution: Midland Bank defined benefit pension scheme (special resolution)	328,614,188	3.19	9,988,150,427	96.81	10,316,764,615	51.64%	62,957,322
17. Shareholder requisitioned resolution: Strategy Review (special resolution)	2,045,731,221	19.78	8,298,913,938	80.22	10,344,645,159	51.78%	40,277,868
18. Shareholder requisitioned resolution: Dividend Policy (special resolution)	1,984,613,026	19.20	8,354,492,685	80.80	10,339,105,711	51.75%	45,924,209
* based on total issued share capital (the "ISC") (excluding 325,273,407 ordinary shares held in treasury) as at 12.01am (London time) on Thursday 4 May 2023.

2.  Changes to Board and Committee Composition

Jackson Tai retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, he will receive his pro-rata entitlement to non-executive director fees for the month of May 2023 and is not entitled to any payments for loss of office.

The following changes to the Committee structure took effect from the conclusion of the AGM:

● Jackson Tai stepped down from the Committees of which he was a member following his retirement from the Board;

● James Forese succeeded Jackson Tai as Chair of the Group Risk Committee;

●James Forese also stepped down as a member of the Group Remuneration Committee and was appointed as a member of the Group Audit Committee; and

● Eileen Murray was appointed as a member of the Group Remuneration Committee.

Accordingly, at the conclusion of the 2023 AGM, the composition of the principal Board Committees will be as follows:

Group Audit Committee	Group Risk Committee	Group Remuneration Committee	Nomination & Corporate Governance Committee
David Nish (Chair) Rachel Duan James Forese Eileen Murray	James Forese (Chair) Geraldine Buckingham Dame Carolyn Fairbairn Steven Guggenheimer Kalpana Morparia David Nish	Dame Carolyn Fairbairn (Chair) Geraldine Buckingham Rachel Duan Dr José Antonio Meade Kuribreña Eileen Murray	Mark Tucker (Chair) Geraldine Buckingham Rachel Duan Dame Carolyn Fairbairn James Forese Steven Guggenheimer Dr José Antonio Meade Kuribreña Kalpana Morparia Eileen Murray David Nish

3. Other

● Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

● A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the UK Financial Conduct Authority for publication, and will shortly be available for inspection via the National Storage Mechanism which is located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

● As at 12.01am (London time) on Thursday 4 May 2023, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 19,978,794,575, which excludes 325,273,407 ordinary shares held in treasury. A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

● In accordance with Rule 13.39(5A) of the Hong Kong Listing Rules all Directors attended the AGM.

●In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting.

As at the time of this announcement, the following are Directors of the Company: Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray† and David Nish†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 05 May 2023